Filed Pursuant to Rule 433
Registration No. 333-233403-03

Entergy Mississippi, LLC
$170,000,000
First Mortgage Bonds,
3.50% Series due June 1, 2051

Final Terms and Conditions
May 19, 2020

Issuer:	Entergy Mississippi, LLC

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A2 (stable outlook) by Moody’s Investors Service, Inc. A (stable outlook) by S&P Global Ratings

Trade Date:	May 19, 2020

Settlement Date (T+3)(2):	May 22, 2020

Principal Amount:	$170,000,000

Interest Rate:	3.50%

Interest Payment Dates:	June 1 and December 1 of each year

First Interest Payment Date:	December 1, 2020

Final Maturity Date:	June 1, 2051

Optional Redemption Terms:	Make-whole call at any time prior to December 1, 2050 at a discount rate of Treasury plus 35 bps and, thereafter, at par

Benchmark Treasury:	2.00% due February 15, 2050

Benchmark Treasury Price:	113-28

Benchmark Treasury Yield:	1.426%

Spread to Benchmark Treasury:	+215 bps

Re-offer Yield:	3.576%

Price to Public:	98.582% of the principal amount

Net Proceeds Before Expenses:	$166,101,900

CUSIP / ISIN:	29366W AB2 / US29366WAB28

Joint Book-Running Managers:	MUFG Securities Americas Inc. SMBC Nikko Securities America, Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc.
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(1) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
(2) It is expected that delivery of the bonds will be made on or about May 22, 2020, which will be the third business day following the date hereof (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the bonds more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the bonds initially will settle in T+3, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds more than two business days prior to the scheduled settlement date should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) MUFG Securities Americas Inc. toll free at 1-877-649-6848, (ii) SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856, (iii) TD Securities (USA) LLC toll-free at 1-855-495-9846 or (iv) U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.